

Mail Stop 3561

March 2, 2017

Michel Atlidakis
President
The Diamond Cartel, Inc.
28 Banting Crescent
London, Ontario
Canada N6G 4G2

> **Re: The Diamond Cartel, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2017**
> **File No. 333-215884**

Dear Mr. Atlidakis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are a blank check company. Please revise the registration statement throughout to comply with Rule 419 of Regulation C under the Securities Act. Please note that Rule 419 of the Securities Act applies to resale offerings as well as primary offerings by issuers. Refer to Securities Act Rules Compliance Disclosure and Interpretation Question 616.02 for further guidance.

2. We note that you are registering for resale all of your outstanding shares of common stock. Given this, it appears you may be conducting an indirect primary offering and therefore would not be eligible to conduct an "at-the-market" offering under Rule 415(a)(4). As such, please fix the price of offered shares for the duration of the offering

and name the selling shareholders as underwriters, or provide us with your analysis as to why this would not be considered an indirect primary offering. As part of your analysis please briefly explain the transaction in which the investors originally received the shares and the exemption from registration relied upon for that transaction.

Prospectus Cover Page, page 3

3. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling security holders will receive in this offering assuming all of the shares are sold at the offering price.

4. Pursuant to Item 501(b)(5) of Regulation S-K, please highlight the cross-reference to the risk factors section by prominent type or in another manner.

Prospectus Summary, page 4

5. Please clarify that all offering proceeds and all securities issued in connection with the offering will be held in escrow and will remain in escrow until the completion of any acquisition or the return of all funds after a lapse of 18 months when no acquisition has been consummated. Refer to Rule 419 of Regulation C.

6. Please disclose in this section the impact that Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 will have on an investor´s ability to sell or otherwise transfer the securities purchased in this offering while such securities are held in escrow. Similarly, please update the cover page and the selling shareholder section on page 21 to reflect the restrictions on transferring shares of common stock held in the escrow account.

Risk Factors, page 6

7. The risks disclosed towards the latter part of the risk factor section do not appear to include a risk factor heading. Please consider creating separate heading for each of the risk factors.

Market for Our Common Stock, page 10

8. We note your disclosure here that all outstanding shares have satisfied the resale requirements of Rule 144 and on page 22 that selling shareholders may sell shares pursuant to Rule 144. Please note that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met. Please acknowledge your understanding of the foregoing and revise your disclosure accordingly or advise.

Management's Discussion and Analysis of Financial Condition, page 11

9. We note that you do not appear to have any funds in your treasury. Please discuss how you will meet the costs of being a public reporting company and the costs of investigating and analyzing business combinations.

Related Party Transactions, page 13

10. Please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note from your disclosure on page F-8 that you are indebted to Mr. Atlidakis for $4,922 for expenses incurred on behalf of the company. Please discuss any promissory notes or loans advanced from related parties in this section, including identifying the related party that made each loan or promissory note and the amounts involved.

Business Strategy, page 13

11. Please revise to disclose the inherent limitations in your status as a blank check company that may be a deterrent to potential target businesses.

Status as a public company, page 14

12. We note that you may fund the acquisition of a target company with shares of stock or with a combination of stock and cash. Please disclose how you will determine the fair value of the target entity. Refer to Note 2 to Rule 419(e).

13. We note the disclosure on page 15 that you may acquire a company or business that may be financially unstable or in its early stages of development. With a view towards revised disclosure, please explain how you will make the determination that the target business has a fair market value of at least 80% of the assets held in the trust account.

14. Please clarify whether you will advise shareholders of the basis used to determine whether an initial business combination is fair to shareholders. If so, please tell us the manner in which you will make this disclosure.

Sources of target businesses, page 15

15. Please explain why you believe that "target business candidates will be brought to [y]our attention from various unaffiliated sources, including investment bankers, private investment funds and other members of the financial and media and entertainment communities."

16. Please provide support for the expectation that you will "receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to [you] as a result of the track record and business relationships of [y]our officers and directors." If applicable, please discuss, in specifics, the ways Mr. Atlidakis will utilize his track record and business relationships to identify a target company.

17. Please disclose whether Mr. Atlidakis has any past experience with transactions involving blank check companies. If applicable, please provide a brief description of these other blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and the nature of Mr. Atlidakis' subsequent involvement in each company.

Competition, page 19

18. We note your reference to outstanding warrants and to the ability of your stockholders to exercise redemption rights. This appears inconsistent with other sections of your registration statement which neglect to recognize the existence of any warrants and your disclosure on page 23 which states that there are no conversion, redemption, sinking fund or similar provisions regarding the common stock. Please update your disclosure accordingly or advise.

Management, page 18

19. We note your disclosure that Mr. Atlidakis has been involved in various start-up companies for the past 30 years. We also note your disclosure on page 9 that your sole officer is employed at other companies. Please disclose Mr. Atlidakis' principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also identify Mr. Atlidakis as your promoter or advise. Refer to Items 401(e)(1) and 401(g)(1) of Regulation S-K.

Selling Shareholders, page 20

20. Please reconcile your statement that no selling shareholder has, or had, any material relationship with you or your officers or directors, with the fact that your sole office, Mr. Atlidakis, is a selling shareholder.

21. Please briefly describe the transactions from which the selling shareholders initially received their shares. Please include the date and the exemption relied upon.

Table of Contents, page 25

22. Pursuant to Item 502(b) of Regulation S-K, please show the page number of the various sections or subsections of the prospectus. Also, please confirm your understanding that you must include the table of contents immediately following the cover page in any prospects you deliver electronically.

Nature of Operations, page F-6

23. We note the disclosure that the company is a newly organized Special Purpose Acquisition Company. However, there is no reference to the company being a SPAC anywhere else in the registration statement. Please revise the disclosure here and on page F-15 to remove this reference or advise

Exhibits, page 26

24. Please file as an exhibit a copy of the executed escrow agreement which is consistent with the terms of your offering and the requirements of Rule 419(b)(2), (b)(3), and (e)(3). Please note that the provisions in the escrow agreement should reconcile to the disclosure in the prospectus. See Rule 419(b)(4).

Exhibit 5

25. Please revise the opinion to clarify that the shares "are" validly issued and represent fully paid and non-assessable shares of the Company's common stock.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William T. Hart